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June 20, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 1-3 Amendment No. 2 to Registration Statement on Form S-6 Filed June 20, 2017 File Nos.: 333-218110 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on June 20, 2017 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 1-3, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of June 15, 2017.

We identify in bold the portions of the Staff’s comment to which we are responding in this letter and note in regular type our response.

General Comments

Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Alaia will not be submitting any new exemptive applications or no-action requests in connection with the Amendment.

************

Edward P. Bartz
U.S. Securities and Exchange Commission
June 20, 2017

Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Paul Koo Vincent Iannuzzi Donna Fiorini Anna T. Pinedo Kelley A. Howes Matthew J. Kutner Lailey Rezai